           PruTech Research and Development Partnership III


                                                November 1999

To our Unitholders:

PruTech Research and Development Partnership III (the "Partnership") was recently advised by Forest Laboratories, Inc. that Forest has still not responded to the FDA's November 1998 non-approval letter relating to their application for Synapton. Forest believes they would incur significant additional costs to pursue the matter without any assurance that Synapton would ultimately be approved. As a result, there is no expectation that the Partnership will receive any revenues from its royalty interest in Synapton. The Partnership's royalty positions with Creative BioMolecules, Inc.
and Forest, both of which expire in December 1999, are deemed to have no value. As a result, the Partnership has been liquidated in accordance with the Partnership Agreement.

On November 12, 1999, the Partnership made a final liquidating distribution to the Unitholders of $23.26 per unit. With this final liquidating distribution, the Partnership has made cash distributions to Unitholders of $720.76 per unit since its inception or approximately 72% of the Unitholders' original capital contributions.

As the final liquidating distribution to the Unitholders represented the final step in the liquidation process, the General Partner terminated the Partnership effective November 15, 1999. The General Partner will prepare and file the final tax return, as soon as practicable, and will distribute the final tax information return on Schedule K-1 to the Unitholders in early 2000. Should you have any questions concerning the dissolution and liquidation of the Partnership, please feel free to contact your Financial Advisor or call the Prudential Securities' Client Services Department at 1-800-535-2077.


Sincerely,

/s/ Brian J. Martin
Brian J. Martin
President
R&D Funding Corp
General Partner